ARTICLES OF AMENDMENT

                                       OF

                              GULFWEST ENERGY INC.


         GulfWest Energy Inc. (the "Company"), pursuant to the provisions of
Article 4.03(c) and 4.04 of the Texas Business Corporation Act (the "TBCA"), hereby adopts these Articles of Amendment (this "Amendment") which amend the Statement of Resolution Establishing and Designating the Cumulative Convertible Preferred Stock, Series E, filed with the Secretary of State of the State of Texas on August 14, 2001 (the "Statement of Resolution"), and as further amended by this Amendment as hereinafter set forth and which contains no other change in any provision thereof:


         1. Each such amendment made by this Amendment has been effected in conformity with the provisions of the TBCA, and each such amendment made was duly adopted by the holders of the Cumulative Convertible Preferred Stock, Series E, par value $.01 per share ("Series E Preferred Stock"), on February 25, 2005. The number of shares of Series E Preferred Stock outstanding on such date was 9,000, and the number of such shares entitled to vote on this Amendment was 9,000. The sole holder of the Series E Preferred Stock has signed a written consent to the adoption of this Amendment pursuant to Article 9.10 of the TBCA, and any written notice required by Article 9.10 has been given or waived.

         2. The Statement of Resolution and all amendments and supplements thereto are hereby amended by the following amendments which amend the text thereof as set forth below. The Statement of Resolution is amended by this Amendment to make certain changes as noted below, as follows (all Section references are to the Statement of Resolution):

         A. This Amendment alters Section 3 to delete a reference to Section 9.2 and to provide for payment of dividends prior and in preference to dividends on the Series E Preferred Stock to holders of senior securities and for dividends on the Series E Preferred Stock to be deferred until the dividend owing on March 31, 2009 is required to be paid, and is amended to read as follows:

         3.       Dividends.

                           (a) The rate of dividends per share shall be
                  expressed as a percentage of the Preferred Liquidation Preference in effect at the relevant time ("Dividend Rate") and shall be 6% per annum. Cash dividends at such rate shall be payable in quarterly installments, on each March 31, June 30, September 30, and December 31 (each a "Dividend Payment Date") to holders of record of the Series E Preferred Stock as they appear on the Company's stock records as of the day immediately prior to the Dividend Payment Date. Such dividends shall be cumulative from the date such shares are issued, whether or not in any period the Company shall be legally permitted to make the payment of such dividends and whether or not such dividends are declared. The Series E Preferred Stock shall rank as to dividends (i) senior to the Common Stock (as defined herein) and any other class or series of capital stock that by its express terms provides that it ranks junior to the Series E Preferred Stock as to dividends or upon any voluntary

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                  or involuntary liquidation, dissolution or winding up of the
                  Company (a "Liquidation") or that does not expressly provide for any ranking as to dividends or upon Liquidation ("Junior Securities"), (ii) on parity with any other class or series of capital stock that by its express terms provides it ranks on a parity with other classes of preferred stock of the Company as to payments of dividends or upon Liquidation ("Parity Securities"), and (iii) junior to the Company's Cumulative Convertible Preferred Stock, Series F, Series G Convertible Preferred Stock, Series H Convertible Preferred Stock and any other class or series of capital stock that by its express terms provides it ranks senior to the Series E Preferred Stock as to dividends or upon Liquidation ("Senior Securities"). Such dividends shall first be payable to the holders of the Series E Preferred Stock in preference and priority of any payment of any cash dividend on any stock ranking junior to the Series E Preferred Stock, including the shares of the Company's Class A Common Stock, par value $.001 per share (the "Common Stock"), but after and subject to the payment in full of all amounts required to be distributed to the holders of Senior Securities.

                           (b) Notwithstanding provisions in Section 3(a) to the
                  contrary, unless the Company's Board of Directors so elects, dividends shall accrue but shall not be paid until the dividend owing on March 31, 2009 is required to be paid ("Deferred Dividends"); provided, however, that if the Company elects to pay dividends for any quarter on the Series G Convertible Preferred Stock in cash before March 31, 2009, then the Company shall pay dividends for such quarter in cash to the holders of Series E Preferred Stock as well. "Accrued and unpaid dividends" in all instances in this Statement of Resolution shall include Deferred Dividends. Deferral of Deferred Dividends shall not be deemed a default on the payment of dividends under Section 6(i). Beginning with the dividend required to be paid in cash on March 31, 2009, the Company shall pay dividends in cash to the holders of the Series E Preferred Stock in accordance with Section 3(a). Accrued and unpaid Deferred Dividends shall be paid on the date of payment of amounts payable to holders of the Series E Preferred Stock upon a liquidation, dissolution or winding up of the affairs of the Company under Section 10 or, at the Company's option, with the consent of the Holders affected, at any time. To the extent dividends are accrued but are not convertible under Section 11.1 because they pertain to a partial quarter, such dividends shall be paid in cash upon conversion of the applicable shares.

         B. This Amendment alters Section 4 to provide for payment of dividends prior and in preference to dividends on the Series E Preferred Stock to holders of senior securities, and is amended to read as follows:

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             4.   Preference. Except with respect to the Senior Securities,
                  the rights of the Series E Preferred Stock are of equal preference to all other outstanding preferred stock of the Company regarding payment of dividends and liquidation. No distribution shall be declared or paid or set apart for payment on any Junior Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid on the Series E Preferred Stock for all dividend payment periods terminating on or prior to the date of payment of the distribution on such junior stock; provided that the foregoing restriction shall not be applicable to dividends payable in additional shares of Common Stock to the holders of (i) Common Stock in connection with any stock split or (ii) any class of preferred stock as dividends thereon.

             C. This Amendment alters Section 6 to delete references to "Net Profits Interest" and a mandatory redemption reference to correspond to the deletion of Section 9.2 and board appointment rights of Leonard C. Tallerine, Jr., Millenium Energy Fund, L.L.C. and Aquilla Energy Corporation, and is amended to read as follows:

             6. Voting. The holders of Series E Preferred Stock shall have no voting rights except as otherwise expressly required by Texas law. Notwithstanding the foregoing, if at any time (i) two or more quarterly dividends, whether or not consecutive, on the Series E Preferred Stock are in default, in whole or in part; or (ii) the Company (a) files a voluntary petition in bankruptcy, (b) is adjudicated as a bankrupt, (c) files any petition or other pleading in any action seeking reorganization, rearrangement, adjustment, or composition of, or in respect of the Company under the United States Bankruptcy Code or any other similar state or federal law dealing with creditors' rights generally, unless within 60 days after such filing such proceeding is discharged, or (d) has a receiver, trustee or other similar official appointed for the Company; then the number of directors then constituting the Company's Board of Directors shall be increased by two and the holders of shares of Series E Preferred Stock shall be entitled to appoint the two additional directors to serve on the Board of Directors by written consent executed by the holders of Series E Preferred Stock in accordance with Section 12 hereof or by special meeting of holders of Series E Preferred Stock called as hereinafter provided. Whenever all arrears in accrued dividends on the Series E Preferred Stock shall have been paid or, as applicable, the default specified in clause
                  (ii) of the foregoing sentence has been cured, then the right of the holders of the Series E Preferred Stock to appoint such additional directors shall cease (but subject always to the same provisions for the vesting of such voting rights in the case of any future defaults specified in clauses (i) or (ii) of the second sentence of this Section), and the terms of office of any person appointed as a director by the holders of the Series E Preferred Stock shall immediately terminate and the number of the Board of Directors shall be reduced accordingly.

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                           At any time after such voting rights shall have been
                  vested in the holders of the Series E Preferred Stock, the Secretary of the Company may, and upon the written request of the record holders of at least 10% of the outstanding Series E Preferred Stock (addressed to the Secretary at the principal office of the Company) shall, call a special meeting of the holders of the Series E Preferred Stock for the election of the two additional directors to be appointed by them as herein provided, such call to be made by notice similar to that provided in the bylaws of the Company for a special meeting of the shareholders. If any such special meeting to be called as above provided shall not be called by the Secretary within 20 days after receipt of any such request, then the record holders of at least 10% of the outstanding Series E Preferred Stock may in writing designate one among them to call the meeting, and for that purpose shall have access to the stock books and shareholder lists of the Company. If such office shall not have previously terminated as above provided, the directors previously elected at any such special meeting of the holders of the Series E Preferred Stock shall continue to hold office until the next annual meeting of the shareholders or special meeting held in lieu thereof, at which meeting the holders of the Series E Preferred Stock shall be entitled to reelect the same directors or to elect two new directors as provided hereunder.

         D. This Amendment alters Section 8 to provide for the creation, authorization and issuance of senior securities and to delete references to "Net Profits Interest" to correspond to the deletion of Section 9.2, and is amended to read as follows:

         8. Other Rights and Amendments. Except as otherwise provided by law, without the written consent of the holders of a majority of the Series E Preferred Stock, the Company will not (i) increase the authorized number of shares of Series E Preferred Stock; (ii) amend, alter, repeal or waive any provision of the bylaws, the Articles of Incorporation or this Statement of Resolution so as to adversely affect the preferences, rights and powers of the Series E Preferred Stock; or (iii) increase the number of directors, excluding the two additional directorship positions that may be elected by the Series E Preferred Stock pursuant to Section 6 hereof, to a number greater than nine (9).

         E.       This Amendment deletes Section 9.2, which reads as follows:

                           9.2 Notwithstanding the above description of
                  redemption rights, as long as any shares of Series E Preferred Stock are outstanding, the Company shall set aside on a monthly basis, in a revenue account (the "Series E Revenue Account"), an amount equal to 22.5% of the Net Profits (as defined herein), if any, realized by the Company's subsidiary, GulfWest Oil & Gas Company (Louisiana) LLC, the owner of the properties, from production in the designated zones for each of the following wells (the "Wells") for each calendar month, beginning on the Effective Issue Date (the "Net Profits Interest"):

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                  (a)  Lacassine Refuge Field - B-1 deepening to the MH-3, or the recompletion to the MH-2 or Alliance Zones.

                  (b) Lacassine Refuge Field - future plugback of B-4 well to the Alliance 5 Zone.

                  (c) Lacassine Refuge Field - future plugback of B-8 well to the MH-2 Upper Zone.

                  (d) Alwan Field - production from first two new productive wells.

                           For purposes of this Section, "Net Profits" shall be
                  defined as the gross revenue from the Wells less any applicable lessor's royalty, severance taxes and lease operating expenses as such lease operating expenses are calculated using the methods and definitions as set forth in that certain Joint Operating Agreement covering the Lacassine Field dated August 16, 2001 between GulfWest Oil & Gas Company (Louisiana) LLC, SETEX Oil & Gas Company and Grand Goldking LLC (the "NRI JOA"). Upon the earlier of (i) ninety (90) days following the end of any calendar month (the "Production Month") and (ii) the date upon which the Company distributes revenues for such Production Month to holders of royalty and other working interests in the Wells, the Company shall redeem the number of shares of Series E Preferred Stock equal to the amount of the Net Profits Interest in the Series E Revenue Account at the end of such Production Month divided by $500.00. No fractional shares of Series E Preferred Stock shall be redeemed pursuant to this Section 9.2 and, in lieu thereof, any amount representing a fractional share shall be added to the Net Profit Interest amount for the following calendar month. The Company shall redeem the shares of Series E Preferred Stock pursuant to this Section 9.2 pro rata by sending the appropriate pro rata portion of the total redemption amount and written notice thereof to each of the holders of the Series E Preferred Stock. Any shares redeemed pursuant to this Section 9.2 shall thereafter cease to exist regardless of whether the holder of the redeemed shares has delivered the certificate representing such shares for cancellation. Notwithstanding the foregoing sentence, each holder of Series E Preferred Stock shall deliver the certificate representing any shares redeemed pursuant to this
                  Section 9.2 upon request of the Company. Once all shares of the Series E Preferred Stock have been redeemed or converted, the requirement that the Company set aside the Net Profits Interest and any other obligations relating to such Net Profits Interest shall immediately terminate without any further action by the parties.

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         F. This Amendment alters Section 10 to provide for payment on liquidation prior and in preference to payments on the Series E Preferred Stock to holders of senior securities, and is amended to read as follows:

                           10. Liquidation. The holders of the Series E
                  Preferred Stock shall, in case of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, be entitled to receive in full out of the assets of the Company, including its capital, before any amount shall be paid or distributed among the holders of the Company's Common Stock or other capital stock designated as junior to the Series E Preferred Stock with respect to liquidation, but after and subject to the payment in full of all amounts required to be distributed to the holders of any Senior Securities, the amount of $500 per share of Series E Preferred Stock plus all accrued and undeclared or unpaid dividends (the "Preferred Liquidation Preference"). If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributed among the holders of shares of Series E Preferred Stock and the holders of all Parity Securities shall be insufficient to pay in full the respective preferential amounts on shares of Series E Preferred Stock and all Parity Securities, then such assets, or the proceeds thereof, shall be distributed among the holders of Series E Preferred Stock and the holders of Parity Securities ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. After payment of the full amount of the liquidation preference to which the holders of Series E Preferred Stock are entitled, such holders will not be entitled to any further participation in any distribution of assets of the Company. For the purpose of this Section 10, none of the merger or consolidation of the Company into or with another corporation or the merger or consolidation of any other corporation into or with the Company or the sale, transfer, or other disposition of all or substantially all of the assets of the Company, shall be deemed to be a voluntary or involuntary liquidation, dissolution, or winding-up of the Company.

         G. This Amendment alters Section 11, Section 11.1 and Section 11.2 to provide for different conversion prices for the Series E Preferred Stock and the accrued and unpaid dividends thereon, and are amended to read as follows:

                           11. Conversion to Common Stock. The Series E
                  Preferred Stock (including accrued and unpaid dividends thereon other than dividends accrued since the last Dividend Payment Date) is convertible to Common Stock at any time. At any time thereafter, the holder may, by written notice (the "Conversion Notice") to the Company, convert any or all of the shares of the Series E Preferred Stock to Common Stock. The shares of Common Stock issuable upon conversion shall be issued by the Company once the holder of the converted Series E Preferred Stock tenders the certificates evidencing such shares of Series E Preferred Stock to the Company for cancellation.

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                           11.1 Conversion Price. Each share of Series
                  E Preferred Stock shall be convertible in accordance with this
                  Section 11 into the number of shares of Common Stock that results from (i) dividing the initial liquidation value per share for Series E Preferred Stock (the stated $500 per share liquidation preference) by the conversion price for Series E Preferred Stock that is in effect at the time of conversion and (ii) dividing the accrued and unpaid dividends thereon (excluding dividends (other than Deferred Dividends accrued before the most recent Dividend Payment Date) accrued since the most recent Dividend Payment Date) by the conversion price for accrued and unpaid dividends thereon that is in effect at the time of conversion (collectively, such conversion prices are referred to as the "Conversion Price"), and adding (i) and
                  (ii). The Conversion Price on the date of this Amendment for the Series E Preferred Stock shall be $2.00 per share, provided that the initial Conversion Price for accrued and unpaid dividends thereon shall be $0.90 per share. Each Conversion Price shall be subject to adjustment from time to time as provided below.

                           11.2 Adjustment Upon Common Stock Event. Upon the
                  happening of a Common Stock Event (as hereinafter defined), each Conversion Price shall, simultaneously with the happening of such Common Stock Event, be adjusted by multiplying the applicable Conversion Price in effect immediately prior to such Common Stock Event by a fraction, (a) the numerator of which shall be the number of shares of Common Stock issued and outstanding immediately prior to such Common Stock Event, and
                  (b) the denominator of which shall be the number of shares of Common Stock issued and outstanding immediately after such Common Stock Event, and the product so obtained shall thereafter be the Conversion Price. Each Conversion Price shall be adjusted in the same manner upon the happening of each subsequent Common Stock Event. As used herein, the term "Common Stock Event" means (i) the issue by the Company of additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock or (iii) a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock.

         H. This Amendment alters Section 11.4 to provide for adjustment upon reorganization, merger and consolidation and is amended to read as follows:

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                           11.4 Adjustment for Reclassification, Exchange or
                  Substitution. If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Series E Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, reorganization, merger, consolidation or otherwise (other than by Common Stock Event or a stock dividend provided for elsewhere in this Section 11), then in any such event each holder of Series E Preferred Stock shall have the right thereafter to convert such Series E Preferred Stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, reorganization, merger, consolidation or other change by holders of the number of shares of Common Stock into which such shares of Series E Preferred Stock could have been converted immediately prior to such recapitalization, reclassification, reorganization, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. The Company shall give each holder of Series E Preferred Stock at least 30 days prior written notice of any event requiring adjustment pursuant to this Section 11.4.

         I. This Amendment alters Section 11.6 to exclude from the "change of control" definition certain additional parties, and is amended to read as follows:

                           11.6 Change of Control of Company. In the event of a
                  "change of control" of the Company, each holder of the Series E Preferred Stock shall have the right, at the holder's option, to convert its shares to Common Stock in accordance with Section 11 hereof, or cause the Company to redeem the shares at a price of $500 per share, plus all accrued and undeclared or unpaid dividends. A "change of control" is defined as: (i) an acquisition by an individual, entity or a group subject to a voting trust agreement (excluding the Oaktree Parties, J. Virgil Waggoner and his affiliates, the Company and its subsidiaries, a related employee benefit plan or a corporation the voting stock of which is beneficially owned following such acquisition 50% or more by the Company's shareholders in substantially the same proportions as their holdings in the Company prior to such acquisition) of ownership of more than 50% of the Company's outstanding voting stock; (ii) the approval by the shareholders of a reorganization, merger or consolidation (other than a reorganization, merger or consolidation in which all or substantially all of the shareholders of the Company receive 50% or more of the voting stock of the surviving company); or
                  (iii) a complete liquidation or dissolution of the Company or the sale of all, or substantially all, of its assets. As used in this Section 11.6, the term "affiliate" shall be given the meaning attributed to it under Rule 144 promulgated under the Securities Act of 1933, as amended. "Oaktree Party" means each of Oaktree Capital Management, OCM Principal Opportunities Fund III, L.P., OCM Principal Opportunities Fund IIIA, L.P., OCM GW Holdings, LLC ("Holdings") and any of the respective Permitted Transferees. "Permitted Transferee" means as to any person or entity, (i) any general partner or managing member of such person or entity or (ii) any partnership, limited partnership, limited liability company, corporation or other entity organized, formed or incorporated and managed or controlled by such person or entity, its general partner or managing member as a vehicle for purposes of making investments.

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         J. This Amendment adds a Section 11.9 to provide for mandatory conversion upon the conversion of shares of the Company's Series G Convertible Preferred Stock, and reads as follows:

                           11.9 Mandatory Conversion. At any time Holdings
                  and/or any Oaktree Party converts any or all of the Series G Convertible Preferred Stock owned of record or Beneficially Owned by it into Common Stock, a number of shares of Series E Preferred Stock shall automatically convert into Common Stock in proportion to the number of shares Series G Convertible Preferred Stock converted by Holdings and such other Oaktree Parties in relation to their total holdings of Series G Convertible Preferred Stock immediately prior to such conversion. The number of shares of Series E Preferred Stock automatically converted with respect to each holder shall be on a pro rata basis. The shares of Common Stock to be issued upon such conversion shall be issued by the Company once the holder of the Series E Preferred Stock so converted tenders the certificates evidencing such shares of Series E Preferred Stock to the Company for cancellation. "Beneficially Owned" means having voting power or investment power with respect to the Series G Preferred Stock (as determined pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

                                       [Signature Page Follows]

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                                DATED:  February 28, 2005.


                                         GULFWEST ENERGY INC.





                                         By:
                                            ------------------------------------
                                              Name:
                                              Title: